Filed Pursuant to Rule 433

Registration Statement No. 333-168127

October 4, 2010

NetSpend Holdings, Inc.

Issuer Free Writing Prospectus

Recent Developments

Preliminary Third Quarter Results

Our consolidated financial statements for the quarter ended September 30, 2010 are not yet available. The following expectations regarding our results for this period are solely management estimates based on currently available information. Our independent registered public accounting firm has not audited, reviewed or performed any procedures with respect to these preliminary financial data and, accordingly, does not express an opinion or any other form of assurance with respect to these data.

We expect that, for the quarter ended September 30, 2010:

•   Our operating revenues will be between $65.0 million and $68.0 million; and

•   Our net income will be between $5.0 million and $7.0 million.

Our actual results may differ from these expectations.

Key operating results for the quarter ended September 30, 2010 are as follows:

•   Number of active cards — 2.1 million;

•   Percentage of active cards with direct deposit — 31%; and

•   Gross Dollar Volume (GDV) — $2.4 billion.

We expect our total operating revenues for the quarter ended September 30, 2010 will be between $65.0 million and $68.0 million, an increase of 16% to 21% from total operating revenues of $56.0 million for the quarter ended September 30, 2009. This increase was due primarily to the increase in active cards of approximately 25% offset in part by the decline in gift card related revenue due to our decision to cease marketing gift cards.

We expect our net income for the quarter ended September 30, 2010 will be between $5.0 million and $7.0 million, a change of 39% to 94% from net income of $3.6 million for the quarter ended September 30, 2009. Our net income for the quarter ended September 30, 2010 is expected to include an aggregate amount of approximately $7.5 million of net interest expense, income tax expense, and depreciation and amortization.  Our net income for the quarter ended September 30, 2010 is also expected to include approximately $1.4 million in stock-based compensation expense and approximately $0.7 million of debt extinguishment costs incurred in conjunction with repaying our old term loan facility and with borrowings under our new credit facility that was executed in September 2010. For the quarter ended September 30, 2009, the comparable amount of net interest expense, income tax expense, and depreciation and amortization was $5.9 million, and we incurred approximately $1.1 million in stock-based compensation.

Forward-Looking Statements

This free writing prospectus contains forward-looking statements that are based on the Company’s current expectations, assumptions, estimates and projections about the Company and its industry.  The forward-looking statements are subject to various risks and uncertainties.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “project,” “seek,” “should, “ “may,” “could,” “would,” “plans,” “predicts,” “potential,” and similar expressions, as well as other words or expressions referencing future events, conditions, or circumstances.  Those statements include, among other things, the discussions of the Company’s business strategy and expectations concerning the Company’s market position, future operations, financial position and the impacts on the Company of competition and regulatory changes.  The Company cautions you that reliance on any forward-looking statement involves risks and uncertainties and that although the Company believes that the assumptions on which the forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and, as a result, the forward-looking statements based on those assumptions could be materially incorrect. These factors include but are not limited to:

•      the Company’s dependence on a limited number of distributors of its products;

•      increasing competition in the prepaid card industry;

•      exposure to cardholder and other losses;

•      the Company’s reliance on its relationships with its issuing banks;

•      regulatory, legislative and judicial developments in the Company’s operations area;

•      changes in regulations impacting interchange fees;

•      changes in credit card association or network rules;

•      the Company’s ability to protect against unauthorized disclosure of cardholder data;

•      fluctuations in customer retention rates;

•      general economic conditions;

•      the Company’s ability to promote its brand;

•      the Company’s reliance on payment processors and service providers;

•      changes in the Company’s relationships with its issuing banks; and

•      the Company’s ability to protect its intellectual property rights.

These and other factors are more fully discussed in the preliminary prospectus contained within the Registration Statement.  In light of these and other uncertainties, you should not conclude that the Company will necessarily achieve any plans, objectives or projected financial results referred to in any of the forward-looking statements.  Except as required by law, the Company does not intend to update any of these forward-looking statements to reflect future events or circumstances.

The Company has filed the Registration Statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in the Registration Statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Copies of the preliminary prospectus related to the offering may also be obtained from the prospectus department of Goldman, Sachs & Co., 200 West Street, New York, NY 10282, Attn: Prospectus Department, (212) 902-1171, (866) 471-2526 (toll-free), (212) 902-9316 (fax) or BofA Merrill Lynch, 4 World Financial Center, New York, NY 10080, Attn: Prospectus Department or email dg.prospectus_requests@baml.com.